Exhibit 12.01

OKLAHOMA GAS AND ELECTRIC COMPANY
RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended
(in thousands)	Dec 31, 2004	Dec 31, 2005	Dec 31, 2006	Dec 31, 2007	Dec 31, 2008

Earnings:
Pre-tax income	$160,635	$182,280	$234,093	$234,862	$195,410

Add Fixed Charges	42,235	52,380	66,974	61,064	85,151

Subtotal	202,870	234,660	301,067	295,926	280,561

Subtract:
Allowance for borrowed funds used during construction	1,662	2,233	4,487	3,989	3,950

Total Earnings	201,208	232,427	296,580	291,937	276,611

Fixed Charges:
Interest on long-term debt	36,890	42,118	50,301	50,860	67,274
Interest on short-term debt and other interest charges	2,247	7,314	14,300	8,047	15,774
Calculated interest on leased property	3,098	2,948	2,373	2,157	2,103

Total Fixed Charges	$42,235	$52,380	$66,974	$61,064	$85,151

Ratio of Earnings to Fixed Charges	4.76	4.44	4.43	4.78	3.25